Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

Kamada Ltd. and its subsidiaries

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$6,476	$5,787	$5,047
Short-term investments	20,722	36,473	23,259
Trade receivables, net	14,501	14,847	23,071
Other accounts receivables	4,022	3,112	2,881
Inventories	28,086	26,811	26,336

	73,807	87,030	80,594

Non-Current Assets
Property, plant and equipment, net	20,720	21,303	21,309
Other long-term assets	71	97	89

	20,791	21,400	21,398

	94,598	108,430	101,992
Current Liabilities
Current maturities of loans and convertible debentures	416	7,710	37
Trade payables	8,916	16,833	16,917
Other accounts payables	4,744	3,866	4,064
Deferred revenues	4,858	1,822	1,921

	18,934	30,231	22,939

Non-Current Liabilities
Loans	1,502	-	151
Employee benefit liabilities, net	798	613	787
Deferred revenues	4,693	6,469	5,608

	6,993	7,082	6,546
Shareholder's Equity
Ordinary shares of NIS 1 par value: Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,418,766 and 36,418,741 shares at September 30, 2016 and 2015, respectively.	9,320	9,320	9,320
Share premium	162,649	161,091	162,238
Conversion option in convertible debentures	-	1,147	-
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	52	(49)	(1)
Capital reserve from available for sale financial assets	87	121	73
Capital reserve from share-based payments	9,768	8,777	9,157
Capital reserve from employee benefits	(59)	(81)	(59)
Accumulated deficit	(109,656)	(105,719)	(104,731)
	68,671	71,117	72,507
	$94,598	$108,430	$101,992

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income (loss)

	Nine months period ended September 30,		Three months period ended September 30,		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$38,270	$25,434	$15,044	$9,553	$42,952
Revenues from distribution	14,966	18,811	4,329	6,516	26,954

Total revenues	53,236	44,245	19,373	16,069	69,906

Cost of revenues from proprietary products	23,843	19,819	9,433	6,889	30,468
Cost of revenues from distribution	12,711	16,686	3,664	5,472	23,640

Total cost of revenues	36,554	36,505	13,097	12,361	54,108

Gross profit	16,682	7,740	6,276	3,708	15,798

Research and development expenses	12,024	12,105	4,415	5,047	16,530
Selling and marketing expenses	2,557	2,693	866	950	3,652
General and administrative expenses	5,688	5,159	2,014	1,722	7,040
Operating loss	(3,587)	(12,217)	(1,019)	(4,011)	(11,424)

Financial income	388	363	90	63	463
Income (expense) in respect of currency exchange and derivatives instruments, net	(132)	420	(73)	(341)	625
Financial expense	(106)	(824)	(39)	(333)	(934)
Loss before taxes on income	(3,437)	(12,258)	(1,041)	(4,622)	(11,270)
Taxes on income	1,488	-	-	-	-

Loss	(4,925)	(12,258)	(1,041)	(4,622)	(11,270)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	14	111	(32)	72	63
Profit (loss) on cash flow hedges	124	21	44	(173)	71
Net amounts transferred to the statement of profit or loss for cash flow hedges	(71)	46	(1)	(10)	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	22
Total comprehensive loss	$(4,858)	$(12,080)	$(1,030)	$(4,733)	$(11,070)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.14)	$(0.34)	$(0.03)	$(0.13)	$(0.31)

Diluted loss per share	$(0.14)	$(0.34)	$(0.03)	$(0.13)	$(0.31)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2016 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Loss	-	-	-	-	-	-	-	(4,925)	(4,925)
Other comprehensive income	-	-	14	-	53	-	-	-	67
Total comprehensive income (loss)	-	-	14	-	53	-	-	(4,925)	(4,858)
Exercise of options into shares, net	*	*	-	-	-	*	-	-	*
Forfeiture of options	-	411	-	-	-	(411)	-	-	-
Cost of share-based payment	-	-	-	-	-	1,022	-	-	1,022
Balance as of September 30, 2016	$9,320	$162,649	$87	$(3,490)	$52	$9,768	$(59)	$(109,656)	$68,671

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2015	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Loss	-	-	-	-	-	-	-	-	(12,258)	(12,258)
Other comprehensive income	-	-	-	111	-	67	-	-	-	178
Total comprehensive income (loss)	-	-	-	111	-	67	-	-	(12,258)	(12,080)
Exercise of options into shares, net	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Cost of share-based payment	-	-	-	-	-	-	1,527	-	-	1,527
Balance as of September 30, 2015	$9,320	$161,091	$1,147	$121	$(3,490)	$(49)	$8,777	$(81)	$(105,719)	$71,117

*Represent an amount less than 1 thousands

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2016	$9,320	$162,649	$119	$(3,490)	$9	$9,455	$(59)	$(108,615)	69,388
Loss	-	-	-	-	-	-	-	(1,043)	(1,043)
Other comprehensive income (loss)	-	-	(32)	-	43	-	-	-	11
Total comprehensive income (loss)	-	-	(32)	-	43	-	-	(1,043)	(1,030)
Exercise of options into shares, net	*	*	-	-	-	-	-	-	*
Cost of share-based payment	-	-	-	-	-	313	-	-	313
Balance as of September 30, 2016	$9,320	$162,649	$87	$(3,490)	$52	$9,768	$(59)	$(109,656)	$68,671

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2015	$9,312	$160,927	$1,147	$49	$(3,490)	$134	$8,362	$(81)	$(101,097)	$75,263
Net loss	-	-	-	-	-	-	-	-	(4,622)	(4,622)
Other comprehensive income (loss)	-	-	-	72	-	(183)	-	-	-	(111)
Total comprehensive income (loss)	-	-	-	72	-	(183)	-	-	(4,622)	(4,733)
Exercise of options into shares, net	8	164	-	-	-	-	(83)	-	-	89
Cost of share-based payment	-	-	-	-	-	-	498	-	-	498
Balance as of September 30, 2015	$9,320	$61,091	$1,147	$121	$(3,490)	$(49)	$8,777	$(81)	$(105,719)	$71,117

*Represent an amount less than 1 thousands

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Conversion option in convertible debentures	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2014	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Loss	-	-	-	-	-	-	-	-	(11,270)	(11,270)
Other comprehensive income	-	-	-	63	-	115	-	22	-	200
Total comprehensive income (loss)	-	-	-	63	-	115	-	22	(11,270)	(11,070)
Exercise of options into shares	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Expiration of conversion option on convertible debentures	-	1,147	(1,147)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,907	-	-	1,907
Balance as of December 31, 2015	$9,320	$162,238	$-	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities

Net loss	$(4,925)	$(12,258)	$(1,041)	$(4,622)	$(11,270)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	2,631	2,438	922	866	3,227
Finance income, net	(150)	41	22	611	(154)
Cost of share-based payment	1,022	1,527	313	498	1,907
Income tax expense	1,488	-	-	-	-
Loss from sale of property and equipment	(23)	-	(33)	-	-
Change in employee benefit liabilities, net	11	(109)	396	(80)	87

	4,979	3,897	1,620	1,895	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	8,948	2,563	1,644	352	(5,604)
Decrease (increase) in other accounts receivables	(654)	360	(801)	862	118
Decrease (increase) in inventories	(1,750)	(1,388)	235	(2,026)	(913)
Increase in deferred expenses	(487)	(1,129)	287	271	(565)
Increase (decrease) in trade payables	(8,277)	643	(1,408)	2,104	887
Increase (decrease) in other accounts payables	681	(103)	(45)	481	94
Increase (decrease) in deferred revenues	2,022	(1,643)	(987)	(396)	(2,405)

	483	(697)	(973)	1,648	(8,388)

Cash received (paid) during the period for:
Interest paid	(46)	(362)	(37)	(119)	(484)
Interest received	657	912	233	318	1,143
Taxes paid	(1,781)	(47)	(1,475)	-	(47)

	(1,170)	503	(1,279)	199	612

Net cash provided by (used in) operating activities	$(633)	$(8,555)	$(1,673)	$(880)	$(13,979)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands

Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$2,369	$641	$1,593	$616	$13,971
Purchase of property and equipment	(1,904)	(1,932)	(435)	(600)	(2,718)
Proceeds from sale of property and equipment	41	-	20	-	-

Net cash provided by (used in) investing activities	506	(1,291)	1,178	16	11,253

Cash Flows from Financing Activities
Proceeds from exercise of warrants and options	*	1,254	*	89	1,254
Receipt of long-term loans	1,701	-	-	-	197
Repayment of long-term loans	(159)	-	(98)	-	(9)
Repayment of convertible debentures	-	-	-	-	(7,797)
					-
Net cash provided by (used in) financing activities	1,542	1,254	(98)	89	(6,355)

Exchange differences on balances of cash and cash equivalent	14	(167)	(67)	(245)	(418)

Increase (decrease) in cash and cash equivalents	1,429	(8,759)	(660)	(1,020)	(9,499)

Cash and cash equivalents at the beginning of the period	5,047	14,546	7,136	6,807	14,546

Cash and cash equivalents at the end of the period	$6,476	$5,787	$6,476	$5,787	$5,047

Significant non-cash transactions
Purchase of property and equipment through capital lease	$132	$-	$48	$-	$-

* Represent an amount less than 1 thousand
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of September 30, 2016 and for the nine and three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-	Operating Segments

a.	General:

The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30,2016

Revenues	$38,270	$14,966	$53,236

Gross profit	$14,427	$2,255	16,682

Unallocated corporate expenses			(20,269)
Finance income, net			150

Loss before taxes on income			$(3,437)

Kamada Ltd. and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30,2015

Revenues	$25,434	$18,811	$44,245

Gross profit	$5,615	$2,125	7,740

Unallocated corporate expenses			(19,957)
Finance expense, net			(41)

Loss before taxes on income			$(12,258)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30,2016

Revenues	$15,044	$4,329	$19,373

Gross profit	$5,611	$665	6,276

Unallocated corporate expenses			(7,295)
Finance expense, net			(22)
Loss before taxes on income			$(1,041)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30,2015

Revenues	$9,553	$6,516	$16,069

Gross profit (loss)	$2,664	$1,044	3,708

Unallocated corporate expenses			(7,719)
Finance expenses, net			(611)

Loss before taxes on income			$(4,622)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2015

Revenues	$42,952	$26,954	$69,906

Gross profit	$12,484	$3,314	$15,798

Unallocated corporate expenses			(27,222)
Finance income, net			154

Loss before taxes on income			$(11,270)

Kamada Ltd. and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.   Classification of financial instruments by fair value hierarchy

      Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
September 30, 2016
Marketable securities at fair value through profit or loss:
Equity shares	$75	$-
Mutual funds	393	-
Debt securities (corporate and government)	1,054	-
	1,522
Derivatives instruments		$38
Available for sale debt securities (corporate and government)	$-	$19,201

	$1,522	$19,239
September 30, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$535	-
Mutual funds	1,272	-
Exchange traded notes	21
Debt securities (corporate and government)	$7,040	$-
	8,868	-

Derivatives instruments	$-	$(57)
Available for sale debt securities (corporate and government)	$-	$27,605

	$8,868	$27,548
December 31, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$67	$-
Mutual funds	365	-
Debt securities (corporate and government)	993	-
	1,425	-

Derivatives instruments	-	34
Available for sale debt securities (corporate and government)	-	21,834

	$1,425	$21,868

b.
During the nine months ended on September 30, 2016 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.	Commencing January 1, 2016, the Israeli corporate tax rate decreased from 26.5% to 25%.

b.
In April 2016 the Company received payments as a result of achieving certain regulatory and sales milestones under the strategic agreements with Chiesi Farmaceutici S.p.A. and Baxalta Incorporated and recorded them as deferred revenues. These deferred revenues will be recognized during the term of the strategic agreements.

c.
On May 8, 2016 the Company's Board of Directors approved the grant, for no consideration, of 263,900 options to employees exercisable in 13 installments, 25% of the options vest on the first anniversary of the grant date and 6.25% vest at the end of each quarter thereafter into ordinary shares at an exercise price of NIS 14.82 per option. Expected volatility of the share prices is 33%-51%. Risk-free interest rate is 0.13%-1.35%. Expected average forfeiture rate is 2%-5%. Dividend yield is 0%. According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $462 thousands.

d.
On July 10, 2016 the Company and the Israel Tax Authority (ITA) entered into a settlement agreement for the tax years 2004-2006. As part of the agreement, the Company paid NIS 5 million ($ 1.3 million) (including interest and CPI adjustment). As of December 31, 2015, the Company has carried forward losses in the amount of $ 85.8 million.

e.
On July 12, 2016 the Company's Board of Directors approved the grant to the Company’s management, of 57,500 options at an exercise price of NIS 15.20 per option. The options are exercisable in 13 installments, 25% of the options vest on the first anniversary of the grant date and 6.25% vest at the end of each quarter thereafter into ordinary shares. Expected volatility of the share prices is 32%-41%. Risk-free interest rate is 0.2%-1.3%. Expected average forfeiture rate is 0%. Dividend yield is 0%.  According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $86 thousands.

f.
   On August 30, 2016, the General Meeting of the Company’s Shareholders approved the grant of 19,167 restricted shares (“RS”) to the Company’s management, 18,000 options and 6,000 RS to Mr. Amir London, the Company’s CEO, and 50,000 options to the Company’s directors. The RSs do not have exercise price. The options are exercisable in 13 installments, 25% of the options vest on the first anniversary of the grant date and 6.25% vest at the end of each quarter thereafter into ordinary shares at an exercise price of NIS 15.2 per option. Expected volatility of the share prices is 32%-41%. Risk-free interest rate is 0.2%-1.4%. Expected average forfeiture rate is 0%. Dividend yield is 0%. According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $151 thousands. The fair value of the RS was estimated based on the market price of the share on the grant date at $124 thousands.

Kamada Ltd. and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6:-	Subsequent Events

a.
On October 6, 2016, the Company and Shire amended the supply and distribution agreement, and extended the period of minimum purchases of Glassia until 2020. Minimum revenue for Glassia in the extended agreement for the years 2017 to 2020 will reach approximately $237 million and may be expanded to $288 million during that period.